Exhibit 99.1
The 136,452,242 ordinary shares of Trina Solar Limited (“Trina Solar”) reported in this filing (“Ordinary Shares”) are beneficially owned by members of a group comprising Good Energies II LP (the “Partnership”) (acting by its general partner Good Energies General Partner Jersey Limited (the “General Partner”)), Cofra Jersey Limited (“Cofra Jersey”), Good Energies Inc, Good Energies AG and Good Energies (UK) LLP (collectively, the “Three Managers”), among which, the Partnership is the registered direct owner of the Ordinary Shares, and the Three Managers, appointed by the General Partner as joint investment managers of the Partnership’s investment in Trina Solar, have the full power and authority in voting and disposal of the Ordinary Shares, while the General Partner, appointed by Cofra Jersey Limited as nominee on its behalf, has the power to veto disposal decisions made by the Three Managers.